EXHIBIT 18

                                CoreFunds, Inc.

                                   Rule 18f-3
                               Multiple Class Plan

                                  June 1, 1995

                                  Introduction

        The Cash Reserve, Treasury Reserve, Value Equity, International Growth, Growth Equity, Intermediate Bond, Tax-Free Reserve, Balanced, Government Income, Intermediate Municipal Bond, Global Bond, Pennsylvania Municipal Bond and New Jersey Municipal Bond (each a "Fund" and, collectively, the "Funds"), portfolios of CoreFunds, Inc. (the "Company"), have elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act") in offering multiple classes or series of shares in each Fund. Each Fund is identified in the Articles of Incorporation of CoreFunds, Inc. as a class so that Cash Reserve is Class A, Treasury Reserve is Class B, Value Equity is Class D, International Growth is Class E, Growth Equity is Class G, Intermediate Bond is Class H, Tax-Free Reserve is Class J, Balanced is Class L, Government Income is Class M, Intermediate-Term Municipal is Class N, Global Bond is Class O, Pennsylvania Municipal Bond is Class P and New Jersey Municipal Bond is Class Q. Each Fund has been permitted by the Order referred to below to issue separate series of shares, whereby two (2) such series of shares for the Funds have been so effected. The Plan sets forth the differences among series, including shareholder services, distribution arrangements, expense allocations, and conversion or exchange options.

A. Attributes of Share Series

        The rights of each existing series of shares of the Funds shall be as set forth in the resolutions and related materials of the Funds adopted by the Board pursuant to the order dated August 28, 1991, obtained by CoreFunds, Inc. et. al. and applicable to the Funds (Investment Company Act Release No. 18289), as set forth in Exhibits A - E.

        With respect to any class of shares of a Fund created after the date hereof, each share of a Fund will represent an equal pro rata interest in the Fund and will have identical terms and conditions, except that: (i) each new class will have a different class name (or other designation) that identifies the class as separate from any other class; (ii) each class will separately bear any distribution expenses ("distribution fees") in connection with a plan adopted pursuant to Rule 12b-1 under the 1940 Act (a "Rule 12b-1 Plan"), and will separately bear any non-Rule 12b-1 Plan service payments ("service fees") that are made under any servicing agreement entered into with respect to that class; (iii) each class may bear, consistent with rulings and other published statements of position by the Internal Revenue Service, the

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expenses of the Fund's operations which are directly attributable to such class
("Class Expenses"); and (iv) shareholders of the class will have exclusive voting rights regarding the Rule 12b-1 Plan and the servicing agreements relating to such class, and will have separate voting rights on any matter submitted to shareholders in which the interests of that class differ from the interests of any other class.

B. Expense Allocations

        Expenses of each existing class and of each class created after the date hereof shall be allocated as follows: (i) distribution and shareholder servicing payments associated with any Rule 12b-1 Plan or servicing agreement relating to each class of shares are (or will be) borne exclusively by that class; (ii) any incremental transfer agency fees relating to a particular class are (or will be) borne exclusively by that class; and (iii) Class Expenses relating to a particular class are (or will be) borne exclusively by that class.

        Until and unless changed by the Board, the methodology and procedures for calculating the net asset value of the various classes of shares and the proper allocation of income and expenses among the various classes of shares shall be as set forth in the "Methodology and Control Procedures for Accounting For Multiple Classes of Shares." A report by Ernst & Young was rendered on January 22, 1991, and states that the methodology and procedures are adequate to ensure that such calculations and allocations will be made in an appropriate manner. This Report is attached hereto as Exhibit E.

C. Amendment of Plan; Periodic Review

        This Plan must be amended to properly describe (through additional exhibits hereto or otherwise) each new class of shares approved by the Board after the date hereof.

        The Board of the Funds, including a majority of the independent Directors, must periodically review this Plan for its continued appropriateness, and must approve any material amendment of the Plan as it relates to any class of any Fund covered by the Plan.

                                     - 2 -


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                                    EXHIBIT A


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                                 COREFUNDS, INC.

                    SPECIAL MEETING OF THE B0ARD OF DIRECTORS

                                 APRIL 13, 1992

        A special meeting of the Board of Directors of CoreFunds, Inc. (the "Fund") was held, pursuant to notice duly given to all Directors, at the Union League Club, 140 S. Broad Street, Philadelphia, Pennsylvania at 8:30 a.m. on April 13, 1992.

        The following members of the Board of Directors, constituting all of the members of the Board of Directors, were present:

                         Phillip Alampi
                         Francis J. Bruzda
                         Emil Mikity
                         Richard B. Seidel
                         George H. Strong

        Also present at the invitation of the Directors were Richard Lindsay of CoreStates Investment Advisers, Inc. ("CSIA"); John Principe of CoreStates Bank; Paul Corelli of Barclays Bank ("Barclays"); and James Jennings and Thomas Jones of Morgan, Lewis & Bockius ("ML&B").

     Mr. Bruzda called the meeting to order at approximately 8:30 a.m. and asked that Mr. Lindsay introduce the topic of approving Barclays as sub-custodian for the Fund. Mr. Lindsay introduced Mr. Corelli and Mr. Principe and asked that Mr. Principe provide a brief background on why CoreStates Bank selected Barclays to serve as sub-custodian. Mr. Principe provided this background, explaining that CoreStates Bank was

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impressed with the service Barclays could provide, its huge global network of banks and its lower fees than those charged by The Chase Manhattan Bank, N.A. ("Chase"), the Fund's current sub-custodian. Mr. Principe explained that CoreStates Bank had been considering changing its custodial relationships to Barclays even prior to learning of fee increases imposed by Chase.

        At this point Mr. Jennings provided the Directors with a discussion of the legal requirements associated with a change in sub-custodian of the Fund. In discussing the legal requirements Mr. Jennings reviewed a memorandum prepared by ML&B which discussed Rule 17f-5 of the Investment Company Act of 1940. This memorandum is attached as Exhibit A to these minutes. Mr. Mikity inquired what amount of assets would be placed with the foreign sub-custodian and Mr. Principe responded that $35 million would be placed with the foreign sub-custodian. Mr. Strong then inquired why the Fund required a sub-custodial relationship and why the Fund did not instead seek a direct custodial relationship for its foreign assets. Mr. Principe responded that the sub-custodial arrangement provided the Fund greater security since CoreStates Bank remained liable as the Fund's custodian in the event the sub-custodian did not meet its legal obligations. Mr. Strong then inquired whether the sub-custodial arrangement would result in the Fund paying two custodial fees and Mr. Principe responded that the Fund would not.

        At this point Mr. Corelli began a discussion on Barclays by providing background on Barclays' global custodial

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network. After discussing this network, Mr. Corelli explained that Barclays had received exemptive relief from the Securities and Exchange Commission ("SEC") to allow certain of its subsidiaries to serve as foreign custodian for investment companies. Mr. Corelli then discussed the network management oversight system Barclays uses to review the banks that are part of its network.

        Mr. Jennings then discussed Rule 17f-2 and its requirement that three times annually an audit of the Fund's custodian be performed. Mr. Jennings and Mr. Corelli then explained that this requirement would not apply to Barclays because there is no affiliation between Barclays and the Fund.

        Mr. Alampi then inquired why the Fund should change its foreign sub-custodian since Chase is such a large financial institution. Mr. Corelli then stated that Barclays is greater in asset size than Chase. Mr. Jennings then stated that the Directors could rely on the review by ML&B of the Rule 17f-5 book prepared by Barclays and the determination of ML&B that Barclays satisfied all requirements of the rule.

        Mr. Mikity then inquired what would occur if the International Growth Fund engaged in transactions in a country in which Barclays does not have a custodian bank. Mr. Corelli explained that Board approval would have to be obtained in such a case and Mr. Bruzda stated that the sub-advisor for the International Growth Fund, Martin Currie, should have a list of countries in which Barclays has custodian banks to avoid such a

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situation. The discussion of Barclays then concluded with further information offered about the relationship between CoreStates Bank and Barclays, and the time frame for implementation of the new sub-custodial arrangements and the termination of the arrangements with Chase.

        At this point Mr. Jennings reviewed in more detail the memorandum distributed to the Directors on Rule 17f-5 and its requirements. Mr. Jennings explained that ML&B had reviewed information provided by Barclays which addressed the law in other countries regarding the bankruptcy of custodian banks and the ability to obtain custodial assets. Mr. Jennings stated that the Fund relies in part on Martin Currie not to invest in countries in which the Fund could experience difficulties recouping its custodial assets in the event of the bankruptcy of a custodial bank in that country and to avoid countries where expropriation, nationalization or similar action could expose the Fund to a loss of its assets. Mr. Strong then inquired how the Directors could determine whether the law in other countries provided similar safeguards to those provided by CoreStates Bank. Messrs. Jennings and Lindsay responded by stating that a review of the law of other countries contained in the book provided by Barclays indicated the protection provided by the law of other countries and that a review of the banks Barclays has in its global custodial network provided an indication of what safeguards are available to the Fund.

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        Mr. Lindsay then summarized the factors motivating the request that the
Fund's Directors approve a change in the sub-custodian of the Fund. He stated that in recommending the change CoreStates Bank was looking for a leading bank that presented minimal financial risk and with which CoreStates Bank would have the opportunity to develop a strong relationship. Mr. Lindsay then distributed the fee schedule showing the differences in fees to be charged by Barclays and those charged by Chase. This fee schedule is attached as Exhibit B to these minutes. The fee schedule indicated Barclays' fees were considerably lower than those charged by Chase. Mr. Mikity then inquired whether there were other banks that were cheaper than Barclays and Mr. Lindsay responded that there were not too many banks that serve as foreign custodians for investment companies and that CoreStates Bank believed that Barclays' fee was very competitive. Mr. Bruzda then added that the size, character and stature of Barclays provided the Board comfort that the Fund's interests would be well served by Barclays.

        Mr. Jennings explained that while the substantive issues of the custodial agreement between Barclays and the Fund had been agreed upon, the agreement was still being worked upon and that it would be voted upon at the next meeting of the Directors. He added that the requirements of Rule 17f-5 had been satisfied and that the necessary documentation to comply with 17f-5 was found in the book provided by Barclays, which had been reviewed by ML&B. With the discussion of the sub-custodial

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proposal concluded, Messrs. Corelli and Principe left the meeting.

        Mr. Bruzda then asked for approval of the previous minutes and after discussion and upon motion duly made and seconded it was:

        RESOLVED, that the minutes of the regular meeting of the Board of Directors on March 3, 1992, as presented, be and they hereby are approved.

        Mr. Bruzda then asked Mr. Jennings to provide a discussion on Rule 12b-1 and Mr. Jennings began doing so by discussing Rule 12b-1's background. Mr. Jennings then stated that the Board was being asked to consider adopting a 12b-1 plan to increase the size of the Fund. In this connection, Mr. Jennings stated that to spur growth the Fund is focusing on financial institutions and brokers who will get a 12b-1 fee in order to encourage them to distribute Fund shares. Mr. Lindsay then followed up on the introduction by Mr. Jennings by distributing two memoranda on Rule 12b-1 fees. The first memorandum, attached as Exhibit C to these minutes, outlined data concerning other bank funds and 12b-1 fees and also discussed the details of the 12b-1 plan structure envisioned by CSIA. The second memorandum, attached as Exhibit D to these minutes, provided comparative data on the 12b-1 fees of local bank funds and other fees imposed by those banks. Mr. Lindsay then discussed the services to be provided according to the proposed 12b-1 plan and the fee to be charged for those services.

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        Mr. Strong inquired whether the 12b-1 fee would be competitive enough so that persons not affiliated with CoreStates Bank would be interested in the Fund. Mr. Lindsay responded that the fee would be competitive enough to attract non-affiliates, but added that the marketing focus would be on CoreStates Bank affiliates. Mr. Strong then inquired what percentage of the twenty-five basis points 12b-1 fee would go to the salesperson. Mr. Lindsay responded that CoreStates affiliates would not get a certain percentage of the 12b-1 fee, though they may obtain bonuses for their sales efforts.

        Mr. Mikity then inquired what CSIA would do in six or twelve months if the intended results of the 12b-1 plan do not materialize. Mr. Lindsay responded that CSIA is convinced that the 12b-1 fee will be accepted by its money market shareholders since such shareholders desire the services the 12b-1 plan will provide them. Mr. Lindsay then discussed the 12b-1 fees charged by competitor banks and data from Morningstar, Inc. on the industry and 12b-1 fees. Mr. Jennings then discussed how some banks impose shareholder servicing agent fees which are similar to 12b-1 fees but do not include the adoption of a 12b-1 plan. Mr. Jennings explained that in the analysis of ML&B, the Fund is better protected by going through the requirements of Rule 12b-1 in considering the adoption of a servicing plan.

        Mr. Jennings then explained that CSIA is informing the Board of Directors that the adoption of a Rule 12b-1 plan is an opportunity to bring more assets into the Fund because if

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personnel who undertake efforts to distribute the Fund's shares are compensated for doing so, they will have an incentive to sell more Fund shares. Mr. Alampi then inquired at what time signals will be sent to the Fund if the Rule 12b-1 fees are not being accepted. Mr. Lindsay responded that any such indications would come a few months after implementation of the Rule 12b-1 plan but he stated that CSIA is extremely confident that the Rule 12b-1 fee will be accepted for the money market portfolios as assets have already been identified which will come into the Fund and pay a 12b-1 fee.

        Mr. Lindsay concluded by stating that to get more assets into the Fund through CoreStates Bank affiliates, the Fund needs a Rule 12b-1 Plan because otherwise CoreStates Bank salespeople will sell Dreyfus funds and receive the Rule 12b-1 fee provided by the Dreyfus funds. Mr. Jennings then stated that in effect CSIA is trying to neutralize the efforts of its competitors who have 12b-1 fees by adopting a Rule 12b-1 plan. Mr. Jennings then explained the process of filing a Post-Effective Amendment adding classes with Rule 12b-1 fees with the SEC and obtaining the approval of an initial shareholder, such as Fairfield, as well as public shareholder approval at the next shareholder meeting, which must be held within 16 months of the effectiveness of the post-effective amendment adding the classes. Mr. Jennings also explained how the adoption of a Rule 12b-1 plan would preclude a potential argument that Fairfield's administration fee represents payment for distributing the Fund's

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shares. Upon a request from Mr. Bruzda, Mr. Jennings then explained the broker and the shareholder servicing agreements presented to the Directors.

        Mr. Mikity then stated that the mutual funds are in their best position ever and that he wanted to ensure the Fund was not locking itself into the Rule 12b-1 fee if the fee is not accepted. Mr. Lindsay stated that the Fund is not locked into the Rule 12b-1 fee. Mr. Lindsay added that market research examined by CSIA indicates there is a significant body of customers who want services in selecting their funds and that to provide these services the persons providing the services need compensation. For that reason, Mr. Lindsay stated, the Fund should adopt a Rule 12b-1 plan.

        The discussion of the Rule 12b-1 plan having come to a conclusion, upon motion made and duly seconded, it was:

        RESOLVED, that the proposed Plan of Distribution (the "Plan") is determined to be reasonably likely to benefit the Fund and its shareholders;

        FURTHER RESOLVED, that the Plan be, and the same hereby is, approved;

        FURTHER RESOLVED, that the proposed form of Shareholder Servicing Agreement concerning the Fund be, and the same hereby is, approved, in substantially the form presented to this meeting;

        FURTHER RESOLVED, that the proposed form of Broker Agreement concerning the Fund be, and the same hereby is, approved, in substantially the form presented to this meeting.

        Mr. Jennings then informed the Board that to implement the 12b-1 plan the officers of the Fund would need to be authorized to file a Post-Effective Amendment to the Fund's

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Registration Statement and to file Articles Supplementary with the State of
Maryland. After Mr. Jennings' discussion, upon motion made and duly seconded, it was unanimously:

        RESOLVED, that the officers of the Fund be, and they hereby are, authorized to file a Post-Effective Amendment to the Fund's Registration Statement and to file Articles Supplementary with the State of Maryland to effect the implementation of the multi-class system for certain portfolios of the Fund.

        At this point Mr. Seidel provided the report of the Administrator on the special meeting of shareholders held on April 1, 1992, and he reported that all resolutions had been overwhelmingly passed.

        There being no further business to come before the meeting, upon motion duly made and seconded, the meeting was adjourned at approximately 10:45 a.m.

                                       Respectfully submitted,

                                       /s/ THOMAS D. JONES, III
                                       ----------------------------------------
                                       Thomas D. Jones, III
                                       Secretary of the Meeting

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                                    EXHIBIT B


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                                 COREFUNDS, INC.

                               DISTRIBUTION PLAN

                            Class B Portfolio Shares

        WHEREAS, CoreFunds, Inc. (the "Fund") is engaged in business as a diversified, open-end investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

        WHEREAS, the Directors of the Fund have determined that there is a reasonable likelihood that the following Distribution Plan will benefit the Fund and the owners of shares of the series designated as "Series B" in each of the Cash Reserve, Treasury Reserve and Tax-Free Reserve portfolios of the Fund, and such other portfolios of the Fund as may add a Series B (the "Class B Portfolios");

        NOW, THEREFORE, thc Directors of the Fund hereby adopt this Distribution Plan pursuant to Rule 12b-1 under the 1940 Act.

        1. The Plan. This Plan (the "Plan") is a written plan as described in Rule 12b-1 (the "Rule") under the 1940 Act of the Fund. Other capitalized terms herein have the meaning given to them in the Fund's prospectus.

        2. Payments Authorized. (a) The Fairfield Group, Inc. ("Fairfield") is authorized, pursuant to this Plan, to accept payments made to it under the Distribution Plan and to make payments on behalf of the Fund to any Shareholder Servicing Agent with which it has entered into a shareholder servicing agreement or to any Participating Broker/Dealer with which it has entered into a broker agreement.

           (b) The Fund will pay Fairfield* an annual fee, calculated on an average daily net basis and paid monthly, of up to .25% of the average daily net assets of each Class B Portfolio, which fee Fairfield is authorized to use to pay as service payments to certain securities broker/dealers and financial institutions which enter into shareholder servicing agreements or broker agreements (collectively, the "Service Agreements") with Fairfield. Under these Service Agreements, the securities broker/dealers and financial institutions will provide shareholder servicing administrative services, including such services as: (i) establishing and maintaining customer accounts and records;
(ii) aggregating and processing purchase and redemption requests from customers and placing net purchase and redemption orders with Fairfield; (iii) automatically investing customer account cash balances; (iv) providing periodic statements to their customers; (v) arranging for bank wires; (vi) answering routine customer inquiries concerning their investments in the shares offered in connection with this 12b-1 Plan and related distribution agreement; (vii) assisting customers in changing dividend options, account designations and addresses; (viii) performing sub-accounting functions; (ix) processing dividend payments from the Fund on behalf of customers; (x) forwarding certain shareholder communications from the Fund (such as proxies, shareholder reports and dividend, distribution and tax notices) to customers; and (xi) providing such other similar services as may be reasonably requested to the extent they are permitted to do so under applicable statutes, rules or regulations. The actual fee paid to a securities broker/dealer or financial institution will be based upon the extent and quality of the services provided.

* or any successor Distributor

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        3. Other Distribution Resources. Fairfield is a party to a Distribution
Agreement with the Fund pursuant to which Fairfield undertakes to act as the underwriter of the Fund's shares. Fairfield will report to the Board of Directors on its distribution activities on an annual basis at the time of the review of its Distribution and Administration Agreements with the Fund.

        4. Reports. While this Plan is in effect, Fairfield shall report in writing at least quarterly to the Fund's Board of Directors, and the Board shall review, the following: (i) the amounts of all payments under Section 2 of the Plan, the identity of the recipients of each such payment; (ii) the basis on which the amount of the payment to such recipient was made; and (iii) the amounts of expenses authorized under this Plan and the purpose of each such expense, in each case during thc preceding calendar or fiscal quarter.

        5. Effectiveness. Continuation. Termination and Amendment. This Plan has been approved (i) by a vote of the Board of Directors of the Fund and of a majority of the Directors who are not interested persons (as defined in the 1940
Act), cast in person at a meeting called for the purpose of voting on this Plan; and (ii) will be approved by a vote of holders of at least a majority of the outstanding voting securities (as defined in the 1940 Act) of any of the Fund's portfolios to which this Plan is applicable. This Plan shall, unless terminated as hereinafter provided, continue in effect from year to year only so long as such continuance is specifically approved at least annually by the vote of the Fund's Board of Directors and by the vote of a majority of the Directors of the Fund who are not interested persons (as defined in the 1940 Act), cast in person at a meeting called for the purpose of voting on such continuance. This Plan may be terminated at any time by a vote of a majority of thc Directors who are not interested persons (as defined in the 1940 Act) or by the vote of the holders of a majority of the Fund's outstanding voting securities (as defined in the 1940
Act). This Plan may not be amended to increase materially the amount of payments to be made without shareholder approval, as set forth in (ii) above, and all amendments must be approved in the manner set forth under (i) above.

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                                    EXHIBIT C